06018151

Reliance
Industries Limited

Regd.Office : Maker Chamber ..., Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

November 1, 2006

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

RECEIVED
2006 NOV -6 P 3:1?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 19(a)	November 1, 2006	Intimation regarding date of Board Meeting inter alia to consider and approve raising of US$ 2 Billion by way of Syndicated Loan/ Bonds (Fixed / Floating) / Foreign Currency Convertible Bonds

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

PROCESSED
NOV 0 3 2006
THOMSON
FINANCIAL

Encl: a/a

dlw 11/7

Reliance
Industries Limited

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

November 1, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
(Fax No.2272 3121 / 22723710)

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex
Mumbai 400 051
(Fax No.2659 8237 / 2659 8238)

Dear Sirs,

Sub: Board Meeting

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Thursday, November 9, 2006 inter alia to consider and approve raising of USD 2 Billion by way of Syndicated Loan/ Bonds (Fixed / Floating) / Foreign Currency Convertible Bonds towards investment in projects of Oil and Gas exploration and production business.

We shall inform you the decision of the Board after conclusion of the meeting.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Copy to: Luxembourg Stock Exchange